Exhibit 1A (4D)

A CONFIDENTIALITY REQUEST HAS BEEN MADE FOR THIS EXHIBIT PURSUANT TO SEC RULE 406

PRIVATE INSTRUMENT OF PROPERTY RENTAL CONTRACT

THAT AMONG THEMSELVES CELEBRATE TELEFÔNICA BRASIL S.A. AND ENERGEA PALMAS S.A.

On the one hand:

(i)	ENERGEA PALMAS GERAÇÃO S.A. , a corporation, regularly registered with CNPJ/MF under no. 37.262.305/0001-81, with headquarters and domicile in Praça Dr. Clarismundo Pontes, 176, Sala 03, Centro, Caetité, Estado da Bahia, CEP 46400-000, in accordance with the respective constitutive acts (“LESSOR”);

And on the other hand:

(ii)	TELEFÔNICA BRASIL S.A., a corporation, headquartered at Av. Engenheiro Luiz Carlos Berrini, nº 1.376, Bairro Cidade Monções, Cidade de São Paulo, State of São Paulo, registered with the CNPJ under no. 02.558.157/0001-62, in this act represented in its Bylaws (“LESSEE”);

LESSOR AND LESSEE hereinafter referred to in isolation as “UPartyU”and, together, as “UPartiesU”;

Also having as INTERVENING PARTY:

(iii)	GERA ENERGIA BRASIL S.A., a corporation, regularly registered with CNPJ/MF under no. 26,547.341/0001-75, with headquarters and domicile at Rua Voluntários da Pátria, 190, grupo 925, Botafogo, in the municipality of Rio de Janeiro, State of Rio de Janeiro, in accordance with their respective constitutive acts (“INTERVENING PARTY”).

WHEREAS:

I.	THE LESSEE is a company of the telephone segment (energy consumer) and wants to rent the property to later install and operate a Distributed Generation System - DGS, in order to meet the requirements set forth in Normative Resolution No. 482/2012 of the National Electric Energy Agency (“UANEELU”);

II.	THE LESSEE has maintained understandings with THE LESSOR for the rental of a DGS, with the objective of allowing the LESSEE to obtain the benefits of the electricity compensation system provided for in ANEEL Normative Resolution No. 482/2012;

III.	The LESSEE will benefit exclusively from the production of electricity that will be injected into the distribution network, for the inherent purposes of the Distributed Generation project.

RESOLVE,by common agreement, to enter into this Private Instrument of The Rental Agreement (“UContractU”), inaccordance with the following clauses, terms and conditions:

CLÁUSULA 1. DO object

1.1. The object of this Instrument is the lease, by THE LESSOR in favor of THE LESSEE,the property described in Clause 1.2 below, with the objective of installing and subsequently operating the DGS (“LEASE”) related to CGS for the generation and injection of electricity into the network,in the concession area of the DISTRIBUTOR COELBA..

1.2. LESSOR declares to be the sole and legitimate owner of the property called Pingo Fogo Farm, located on Estrada BR 030, km 20, left,Municipality of Palmas de Monte Alto, Stateof Bahia (Annex II) (“UPropertyU”). The LESSOR also declares that it will remain as a legitimate possessor for the entire term of thisinstrument.

1.3. The LESSOR declares that in the Property, object of this instrument, will be installed an DGS characterized as a unit of minigeneration or microgeneration,in accordance with RN ANEEL 482/2012 and Circular Craft No. 10/2017 - SRD/ANEEL. If the DGS has benefited from the benefits of REIDI, THE LESSOR undertakes to keep the LESSEE harmless and exempts any charges of taxes originally waived, if so defined by the Irs and ANEEL, so as not to affect the generation of energy and adherence to the Electricity Compensation System by the LESSEE..

1.4. THE LESSOR declares, in its best knowledge, that there is no fact about the Property, situation, discussion, questioning, administrative and/ or judicial process of a fiscal, reipersecutory or any other nature that may, during the period arising from this Agreement, affect the right of the LESSEE to use and enjoy the Property. If the LESSEE is, for any reason, to be urged by the Public Administration or the Judiciary, to vacate the Property, remove the DGS or terminate its operation by fact, conduct, action or omission of the LESSOR,the LESSOR shall indemnify it in the manner provided for in Clauses 10.2 and 10.3 below.

1.5. The property may only be used by the LESSEE for commercial purposes.

CLÁUSULA 2. RENT

2.1. The basic value of the monthly rent of the Property is R$ 8,516.43 (eight thousand, five hundred and sixteen reais and forty-three cents), and)the paymentwill be initiated only from the beginning of the energy compensation with the local Distributor..

2.2. Payment terms must be met in accordance with the standard required by the LESSEE (Annex I)

2.3. The rent will be adjusted annually, always in January, and the base date of January 2020 will be adjusted. The update will be made by the variation of the IPCA/IBGE accumulated in the 12 (twelve) months prior to the adjustment and, in the absence of this, by any other official index that replacesit. The adjustment will be automatic. However, the LESSOR must inform the LESSEE the adjustment index and new rent amount in advance 27Tminimum of ten days from the due date, otherwise the LESSEE is authorized to postpone the payment of the rent increase for an equal number of days, without incurdging charges..

2.4. In the event of a fortuitous case or force majeure situation, pursuant to art. 393 of the Brazilian Civil Code, which prevents the LESSEE from paying the rent on the date of its expiration, must inform the LESSOR about the event of fortuitous case or reason of force majeure and must make the payment on the date on which the impediment ceases, without incidence of 27Tcharges of late payment, according to the following necessary premises:

a) None of the Parties shall be considered delinquent in the fulfillment of its obligations for events arising from the COVID-19 Pandemic that, proven, without fault and beyond the control of the parties, do not allow compliance with the respective obligation, considering the parameters and assumptions defined in December 2019, the date of award of the purchase process regulated by Notice No. 001/2019 TELEFÔNICA. Such party shall be released only if it has already demonstrated or proves the link between the event and the impossibility of fulfilling its obligations by means of prior communication to the other party accompanied by such evidence and shall be released from the fulfillment of the respective obligations affected by the event during the period in which the Force Majeure persists;

b) To avail itself of the claim of Force Majeure, it is expressly agreed that the party affected by such an event must make its best efforts to limit the effects of the Force Majeure event, either by fulfilling obligations under the Project Contracts that are not affected by the COVID-19 Pandemic, either by taking alternative measures, or by demonstrating the impossibility or absence of reasonable alternative measures;

c) In this case, to the extent that Force Majeure is proven in accordance with the above items and as long as the event persists and the impossibility of fulfilling the respective obligation, the contractual penalties will not be applied under the Brazilian Civil Code, as well as the time limits indicated in the Contract, especially due to the commitment to deliver the DGS, will be superseded until the effects arising from such event on such obligations are sanctioned in such a way as to allow reasonable compliance with the obligation in the manner parameters previously agreed upon in this contract; And

d) Regardless of the one-off exemption from liability due to Force Majeure, the Parties undertake to negotiate in good faith, as soon as possible, any changes that are necessary to refit the delivery schedule of the DGS and resume full execution of the Contract, if necessary, without this being excused for changes in the prices already agreed between the Parties, especially the benefit guaranteed for the reduction of the cost of energy by the LESSEE.

2.5. The LESSOR shall collect from the competent government authorities any and all taxes due due to the receipt of the rent, including, without limitation, any amounts due as income tax, and is already authorized by the LESSEE to make the withholdings and collections that fit him, in accordance with the applicable rules.

CLÁUSULA 3. OF DEADLINES

3.1. This Agreement shall be valid from the date of its signature, for a period of twenty (20) years from the beginning of the effective compensation of electricity for the benefit of the LESSEE (“Lease Term”).

3.1.1. Notwithstanding the provisions of item 3.1, the LESSEE shall be exempt from payment of the rent, as defined below, from the date of signature of this instrument until the effective beginning compensation of credits pursuant to REN ANEEL 482/12.

3.2. At the end of the Lease Term, the LESSEE shall return the Property to the LESSOR entirely free and unoccupied of people and property, in the same state in which in this act receives it, as described in the Initial Survey Report, except for the normal wear and tear of use and the works eventually performed for the operation of the DGS.

3.3. At the end of the period provided for in Clause 3.1,the Parties may, by common agreement, formalize a contractual additive to establish the renewal of this lease, defining the term, price and conditions to be practiced.

CLÁUSULA 4. Of the imission in possession of the PROPERTY

4.1. The LESSEE will be imitated in possession of the Property on the date of signing the contract and in due time will be carried out joint survey by the Parties and drawn up the respective initial inspection report, which will describe the conditions under which the Property is delivered to the LESSEE (“U Initial Survey Report U”).

CLÁUSULA 5. OF THE COSTS OF THE LOCAÇÃO

5.1. The amount paid by way of rent is gross and already includes all direct and indirect expenses, including taxes, taxes and other charges that are on rented property, and the LESSOR shall be responsible for the payments of these charges..

5.2. The LESSOR must request the approval of the LESSEE,which cannot be unjustifiably denied, to mortgage the Property or offer it as collateral for any business. The Property shall be kept exempt from any contractual, tax or any charges during the Lease Term, aiming at the continuity of the relationship between the Parties for the purpose of this instrument which is the possibility of energy compensation under REN ANEEL 482/12.

CLÁUSULA 6. conservation

6.1. During the entire Rental Period, the LESSEE shall keep the Property in a similar state of cleanliness and conservation in which it received it, as described in the Initial Survey Report, except for the normal wear and tear of use, as well as allow the LESSOR to make inspections, provided that it requires access in advance of 5 (five) working days.

CLÁUSULA 7. DaS IMPROVEMENTS

7.1. With the exception of the works and improvements that are necessary for the rental of the DGS, which are already expressly authorized by THE LESSOR,the LESSEE may not promote any other access, adaptations and / or improvements in the Property, except with the express authorization of the LESSOR.

7.2. If the government may make requirements for the adequacy of the Property for the operation of the DGS, the LESSOR shall promote them at its own risk, not being attributable to the LESSEE any liability.

CLÁUSULA 8. expropriation or disposal

8.1. In the event of expropriation of the Property, the Parties discdee any liability arising from this Agreement and each Party shall, in accordance with applicable law, act against the expropriating power to receive the appropriate indemnities.

8.2. The Agreement shall continue to be in force in any event of transfer to third parties, in any capacity, of the domain or possession of the property subject to this lease, and the LESSOR shall, if applicable, make the existence of this Agreement appear in the deed and the competent real estate register, so that the third acquirer is also fully bound by its clauses and conditions.

CLÁUSULA 9. LESSOR’S OBLIGATIONS

9.1. THE LESSOR shall comply with all legal standards, technical standards, regulations throughout the term of this Agreement, in particular Normative Resolutions No. 482/2012, under penalty of, in case of non-compliance, being obliged to indemnify the LESSEE in the form of Clauses 10.2 and 10.3 below.

9.2. LESSOR declares that: (i) it is entitled to enter into this Agreement and to dispose of the Property in its possession under this Agreement; (ii)this Agreement does not violate or conflict with the obligations assumed by it and/or by third parties to the owner of the Property; (iii) the owner of the Property is aware of and consents to the activities being carried out onthe Property, as well as to the conclusion of contracts involving the transfer of his possession, including, but not limited to the present; (iv) that this Agreement does not violate any other contract or instrument enteredinto by THE LESSOR; (v) that the term of this Agreement is compatible with the period for which it was granted ownership of the Property; (vi) that all contracts and instruments that gave rise to or gave rise to their possession of the Property were concluded by capable and legitimate parties, being valid and in force in all their terms and conditions, not conflicting with the terms of this Agreement.

CLÁUSULA 10. of the TERMINATION

10.1. This lease shall end in full, without any burden or liabilities to any of the Parties, and no remuneration, indemnification or compensation shall be due, in any capacity whatsoever, in the following cases:

(i)	End of its term of validity;

(ii)	If the Government extinguishes the energy credit compensation system established in ANEEL Normative Resolution 482/2012 and does not replace it with another similar one that can be used by the LESSEE;;

(iii)	In the event of a fortuitous event or force majeure, duly proven, preventing the performance of the Contract for more than 90 (ninety) days;

(iv)	In case of expropriation of the Property, pursuant to Clause 8.1.

10.2. This lease may be resolved and/or the Party that causes the imposition of a fine equivalent to 3 (three) rents in force at the time of the infringement proportional to the remaining period of contract, due in full, in the event of any of the following cases:

(i) Protocol of application, by the other Party, for judicial or extrajudicial recovery, regardless of whether judicial approval has been obtained; application for judicial or extrajudicial settlement, regardless of approval of the processing or, even, application for self-bankruptcy or bankruptcy decree;

(II)) the use of the Property for purpose other than that set forth in this Agreement;

(III)) delay in payment rent or charges if not remedied in 90 (ninety) days from receipt of notification by THE LESSEE and if the LESSOR chooses to terminate the Contract;

(IV) if the assignment or transfer of the Agreement occurs, in the observation of the provisions of Clause 11 below;

(v) in the other cases of non-compliance with the obligations assumed by the Party that are not remedied within forty-five (45) days of receipt of notification for such purpose;

(vi) delay in the date of start-up of the use of energy credits through the compensation system in the form of Resolution No. 482/2012 for a period exceeding 12 (twelve) months from this date for reasons attributable to the conduct (action or omission) of the LESSOR;;

(VII) if THE LESSOR loses its real rights over the Property and, as a consequence, the LESSEE is obliged to vacate it, provided that this fact is a consequence of fact, conduct, action or omission of THE LESSOR;and

(viii) in the event of violation or falsity of the statements and guarantees provided by THE LESSOR..

10.3. If THE LESSOR gives cause to terminate this Agreement pursuant to the provisions of Clause 10.2, v a viii, above, or if it promotes unilateral termination, you will be obliged, in addition to the payment of the fine established in the caput of Clause 10.2, to repair/indemnify the losses and damages that the LESSEE may experience due to the termination of this Agreement, whether direct or indirect, in importance never less than the amount of 6 (six) of rents.

10.4. If the LESSEE promotes the unilateral termination of this Agreement upon prior notice of 30 days, it will be obliged to pay the fine provided for in the caput of Clause 10.2, due in proportion to the remaining period for the expiration of the Lease Term.

10.5. The Parties acknowledge that, in view of the characteristics of this Agreement, the indemnities established are equitable and are not excessive, but do not removethe application of the provisions of Articles 413, 572 and 575, sole paragraph, of the Civil Code.

10.6. The penalties provided for in this clause shall become chargeable, regardless of notification, within five (5) business days of the event leading to termination or its application.

CLÁUSULA 11. FROM ASSIGNMENT, SUB-TEN OR TRANSFER

11.1. LESSEE may only assign the rights and obligations of this agreement, in whole or in part, upon prior written consent of the legal representatives of the LESSEE,, except for subsidiary companies, affiliates or belonging to the same economic group of the LESSOR,and LESSOR remains responsible forthe obligations arising from this Agreement, being sufficient, for the formalization of the assignment in such authorized cases, the prior written notification to the LESSER..

11.2. THE LESSEE may not assign or transfer to third parties, in whole or in part, its rights and obligations arising from this Agreement, without express and written consent of LESSOR,except for subsidiary companies, affiliates or belonging to the same economic group of the LESSEE and that does not imply in any change of the CNPJ,sufficing, for the formalization of the assignment in such authorized cases, the prior written notification to the LESSOR.

11.3. THE LESSOR may, as an exception to the provisions of Clause 11.1 above, assign and/or guarantee its rights under this Agreement or charge the leased assets in favor of first-line financing agents, with the sole purpose of obtaining financing for the construction of the DGS, provided that and only if (i) the assignment is communicated at least 60 (sixty) days in advance; (ii) such assignment is limited to obtaining resources for the making available of the subject matter of this Agreement, and the LESSOR is not authorized to assign credit rights for any other purpose or for the financing of any other activity; (iii) such assignment is limited to theclaims of THE LESSOR in this Agreement or in other contracts of the same nature, provided that this Agreement is included in such financing, and THE LESSOR continues to appear as the sole obligation and responsible for the performance of all its obligations; and (iv) the LESSEE shall not have its credit limit allocated to the financial institutions and/or capital markets, and the credit risk of the LESSOR shall be considered for all purposes; and (v) the financing agent agrees through the financing agreement or through another written document that all the conditions provided for in this clause shall be respected, and the Financial Institution shall assume no responsibility in this relationship between the Parties.

11.4. Each Party agrees to take all commercially required and reasonable measures, including the signing of agreements, letters of recognition or consent, in order to demonstrate the creation and effectiveness of such assignment, transfer or recording, provided that the terms and conditions of such financing comply with the provisions of this Agreement.

11.5. The Parties agree that any payment to be made by THE LESSEE in relation to the obligations assumed in this agreement shall be made in the LESSOR’s own ownership account, LESSOReven if authorized toassignment and/or given in guarantee the rights and obligations of this contract, in whole or in part.

11.6. The LESSOR may change the bank details that it wishes to receive the payments only upon prior notice to the LESSEE and provided that clause 11.5 is respected.

11.7. Notwithstanding the provisions of Clause 11. 3 above, the Parties agree that the LESSEE will not be liable for the LESSEE’s debt LESSOR to the financing entities, nor will it be responsible for the obligations incurred by THE LESSOR,in any event, under penalty of immediate termination of this Agreement by the LESSEE,without prejudice tothe collection of compensation for losses and damages, without the possibility of charge or collection of any amounts in favor of the LESSEE..

11.8. LESSOR is fully responsible for any damage, loss or cost that the LESSEE may suffer as a result of the assignment, transfer or security of the credits originated by this contract.

CLÁUSULA 12. Confidentiality

12.1. The Parties acknowledge that, during the term and performance of this Agreement, they shall have access to confidential information of the other Party and therefore undertake, for the duration of this Agreement and after the expiry of this Agreement, to:

1. maintain absolute secrecy about any and all confidential information of the other Party, obtained as a result of the negotiations that resulted in this Agreement and/or the course of its execution, committing not to disclose it to any person other than the team involved in the activities related to the contracts that are part of the Distributed Generation Project, without the prior and express authorization of the other Party, except in the case of request by a competent authority, in which case it shall comply with the provisions of Clause 12.6;

2. not to use the information considered confidential in any case not related to the execution of the contracted object and to take all necessary measures to avoid unauthorized exposure or use of confidential information by persons not prior to and expressly authorized in writing by the other Party; And

3. give immediate notice to the other Party about any unauthorized uses or exposures of confidential information, contributing to its best efforts to curb such uses or unauthorized exposure of its confidential information.

12.2. The Parties undertake to keep and protect all documents made available, within the strictest control, reliability and security regime, and shall be used, solely and exclusively, in strict compliance with and execution of the clauses and conditions established in this Agreement and in the other Project Agreements. For the purposes of this Agreement, the Parties shall apply to the custody and security of such documents the same degree of confidentiality and protection that would be expected in relation to the documents and information owned by them and shall return them to the other Party immediately in the event of termination of this Agreement for any reason.

12.3. For the purposes of this Agreement, Confidential information, inventions, discoveries, ideas, concepts, know-how, techniques, methodologies, designs, specifications, drawings, diagrams, models, samples, data, statistical results, algorithms, source codes, computer programs, disks, floppy disks, tapes, storage media in general, marketing plans, and other technical, strategic, operational, technological, financial or commercial and industrial property information are considered; not excluding others, including verbal, not mentioned herein, of similar private content and restricted knowledge or arising from the expertise of each Party.

12.4. Confidential information shall not be considered: (i) those already in the public domain; (ii) information received from another source, provided that this source is not in violation of any obligation of confidentiality when it is disclosed, (iii) that information disclosed by reason of court order orlegal determination, (iv) those that are already known to the Party before itwas disclosed, or (v) have its disclosure approved in writing by the Party holding it.

12.5. The confidentiality and confidentiality obligations set forth in the above clause shall bind the Parties during the term of this Agreement and shall continue in the event of termination, regardless of the reason for which it may occur, for a period of 02 (two) years. Failure to comply with such obligations by one of the Parties, without the express written permission of the other party, shall enable the immediate termination of this Agreement with the appropriate penalties and without prejudice to liability for the losses and damages proven to be caused to the party and/or to third parties, and the criminal liability to which its administrators will be liable for breach of confidentiality.

12.6. The Receiving Party shall be obliged to obtain the prior and express consent of the Disclosing Party for the eventual disclosure and/or publication of any reports, illustrations, interviews or details relating to the subject matter of this Agreement. If the Receiving Party is required by law, regulation, court order or government authorities empowered to disclose any Confidential Information, the Receiving Party shall immediately communicate to the Disclosing Party, in writing and prior to such disclosure, so that the Disclosing Party may seek a court order or other remedy from the appropriate authority that prevents disclosure. The Disclosing Party undertakes to cooperate with the Receiving Party in obtaining such court order or other remedy that prevents disclosure. The Disclosing Party also agrees that if the Disclosing Party fails to comply with the obligation to disclose the Confidential Information, it will disclose only the portion of the Confidential Information that is being legally required and that it will do its best to obtain reliable assurances that confidential treatment of the requested Confidential Information will be given confidentially.

12.7. The Parties shall be held broadly liable for any damage arising from the breach of confidentiality or confidentiality to which it gives cause relating to all information of the other Party to which its employees or agents have access during the execution of the Project Agreements, such as the client portfolio, deadlines, product information, posture and fiscal and financial strategies , considering serious injury the fact that any third party, including competitors, suppliers or customers of the Parties, has access to such information.

CLÁUSULA 13. COMPLIANCE WITH ANTI-CORRUPTION LAWS

13.1. The Parties undertake, acknowledge and warrant that:

a)	Both the Parties, as well as any of the companies or persons controlling it, as well as its subsidiaries, their partners, legal representatives, directors, employees and agents related in any way to the Relevant[1]Commitment, shall comply at all times during the Relevant Commitment (including, where applicable, the acquisition of products and/or content relating to the supply of goods and/or the provision of services covered by this agreement) with all applicable anti-corruption laws, statutes, regulations and codes, including, in any case and without limitation, theForeign Corrupt Practices Act (FCPA);

b)	in relation to the Relevant Commitment, LESSOR, the companies or persons who control it, its subsidiaries, its partners, legal representatives, administrators, employees and agents, will not offer, promise or deliver, or, prior to the signing of this contract, have already offered, promised or delivered, directly or indirectly, money or objects of value to (i) “Public Official” in order to influence their actions or with a particular public agency[2] or, in any way, to obtain an undue advantage; (ii) anyother person, if he/she becomes aware that all or part of the money or object of value will be offered or handed over to a Public Official in order to influence his actions or with a particular public body or, in any way, to obtain an undue advantage; or (iii) any other person in order to induce him or her toact unfairly or in any way inappropriate;

1 “Relevant Commitment”: is the subject of this agreement.

2 “Public Official” includes any person who works for or on behalf of a federal, state, municipal, or district government agency, direct or indirect administration (including companies owned or controlled by the government) or any international public organization. This expression also includes political parties, party employees and candidates for public office.

c)	the Parties shall retain and maintain accurate and reasonably detailed financial books and records with respect to this agreement and the Relevant Commitment;

d)	the Parties have, and will maintain in force during the term of this agreement, their own policies and/or procedures to ensure compliance with anti-corruption laws, and sufficient to reasonably ensure that violations of anti-corruption laws are prevented, detected and deterred;

e)	LESSEE shall immediately notify the LESSEE of any breach of any of the obligations described in letters (a) and (b) of this Clause. In the event of such non-compliance, the LESSEE reserves the right to require the LESSOR to take immediate corrective measures;

f)	the LESSOR’s statements, warranties and commitments contained in this Clause shall be applicable in its entirety to any third party subject to the control and influence of THE LESSOR,or acting on its behalf, with respect to the Relevant Commitment; so that LESSOR expresses that it has taken all reasonable measures to ensure compliance with the statements, guarantees and commitments by these third parties. Furthermore, no right or obligation, as well as no service to be provided by THE LESSOR in relation to the Relevant Commitment, will be transferred, transferred or subcontracted to any third party without the prior written consent of the LESSEE;;

g)	LESSOR will periodically certify that it complies with this Clause whenever requested by the LESSEE..

13.2. Breach.

a)	Failure to comply with this “Compliance with Anti-Corruption Laws” Clause will be considered a serious breach of contract. In the event of such non-compliance, unless it is corrected as provided in the letter (e) of this Clause, this agreement may be immediately suspended or terminated by the LESSEE,and the LESSEE shall not be obliged to pay any amount due to the LESSOR..

b)	To the extent permitted by applicable law, LESSEE will indemnify and hold the LESSEE harmless from any and all claims, damages, losses, penalties and costs (including, but not limited to, attorneys’ fees) and any expense arising out of or relating to the LESSOR’s failure to comply with its obligations contained in this “Compliance with Anti-Corruption Laws” Clause.

13.3. The LOCATÁRIA will have the right to audit the LESSOR’s compliance with LESSORits obligationsand manifestations contained in this Clause “Compliance with Anti-Corruption Laws”. LESSOR will cooperate fully with any audit, review or investigation carried out by or on behalf of THE LESSEE.

CLÁUSULA 14. SUSTAINABILITY CONDITIONS

14.1. THE LESSOR declares itself aware and in accordance with the following documents:

a) Meet the Sustainability Policy in the LESSEE’sSupplyChain, available at the e-mail address below and incorporate in its management the Sustainable Development Goals (SDGs), available in http://www.estrategiaods.org.br/:Link Sustainability Policy: http://www.telefonica.com.com.com br/servlet/Satellite?c=Page&cid=1386095496540&pagename=InstitucionalVivo%2FPage%2FTemplateTextoDocumento.

b) Adopt fair and ethical conduct, respecting the responsible Business Principles available at the following e-mail address, in respect of which the LESSOR already declares to know and be bound: http://www.telefonica.com.br/servlet/Satellite?c=Page&cid=1386094115465&pagename=InstitucionalVivo%2FPage%2FTemplateTextoDocumento

14.2. The LESSOR shall:

a) In its working and supply relationships:

●	Respect and promote diversity by refraining from all forms of discrimination, so that no employee or potential employee receives unequal treatment due to prejudice by race, skin color, ethnic origin, nationality, social position, age, religion, gender, sexual orientation, personal aesthetics, physical, mental or mental condition, marital status, opinion, political conviction, or any other differentiating factor;

●	Do not use/abuse force by the asset security team, including third parties;

●	Not to allow the practice of slave-like labor or any other form of illegal work, as well as to implement efforts with their respective suppliers of products and services, so that they also commit themselves to the same effect;

●	Do not employ children under the age of 18 for night work, dangerous or unhealthy, and under sixteen for any work. And combat the sexual exploitation of children and adolescents;

●	Ensure best practices regarding the supply of products keeping in mind the well-being of the user, ensuring their health and safety;

●	Ensure traceability and compliance with labor and human rights rights in the acquisition of raw materials and/or minerals from conflict-affected and high-risk areas;

(b)In relation to the Environment:

●	Protect and preserve the environment, avoiding any actions that may cause damage;

●	Perform their services in strict compliance with applicable legal and regulatory standards, federal, state or municipal;

●	Seek improvements to reduce its environmental impacts;

●	Implement efforts with their respective suppliers of products and services, so that they also commit themselves to the same direction;

●	Take measures to minimize the impact on climate change resulting from its activity and its value chain;

●	Provide information, when requested by the LESSEE,on greenhouse gas emissions and energy consumption related to the services and products it provides.

●	Dispose of their different waste that has been produced as a result of the execution of works and/or services and consider the practices for reducing them, taking into account the related laws, where applicable;

●	Ensure the legal origin of the wood used in all processes involving the LESSEE,in the case of suppliers of infrastructure, wood materials;

●	Ensure adherence to the Restriction of Certain Hazardous Substances (RoHS)Directive and the RAEE Directive in Europe, in the case of electrical and electronic equipment suppliers;

●	Comply with the standards and laws of storage and transport of hazardous products/waste, where applicable; And

●	Take responsibility for the care and decontamination of the affected area in cases of operational deviations that cause environmental contamination.

14.3. All provisions set forth in this Agreement apply to LESSOR and its subcontractors involved in fulfilling the subject matter of this Agreement, who shall be aware of the respective requirements.

14.4. THE LESSOR is solely responsible for any non-compliance with the conditions set forth in this Agreement, by itself or by its subcontractors, keeping the LESSEE exempt from any charge or penalty, including in case of purchase of materials from third parties.

14.5. At any time the LESSEE may request evidence and make visits to the RENTALCOMPANY, for the purpose of evaluating compliance with the provisions established in Clause 14.2 of this Agreement, provided that it notifies the LESSOR at least five (05) days in advance and does not impair the progress of the activities. LESSOR

14.6. Failure to comply with any of the provisions of Clause 14 of this Agreement may result in termination of contract or, at the discretion of the LESSEE,the presentation by the LESSOR of an action plan detailing the corrective measures to be approved by the LESSEE.

CLÁUSULA 15. GENERAL PROVISIONS

15.1. This Agreement does not create any corporate, labor or tax relationship between the Parties or their representatives.

15.2. This Agreement is entered into in an irrevocable and irrevocable manner, obliging the Parties, as well as their heirs and successors in any capacity. The Parties and their heirs or successors shall fully comply with the obligations set forth in this Agreement in accordance with applicable rules.

15.3. Addition and Distrato. This agreement may only be validly amended by means of a written instrument signed by all parties.

15.4. Notices and communications relating to this Agreement shall be made in writing may be sent by e-mail or letter to the addresses of the Parties indicated in the preamble, except for notices for the purpose of termination or late payment, which shall necessarily be effected by out-of-court notification or letter signed by the addressee’s representative.

15.5. No extension of time limits or tolerance granted by either Party in favor of the other Party with respect to the terms of this Agreement shall be deemed to be a novation or waiver of the exercise of its right.

15.6. If, for any reason, any provision of this Agreement is found to be invalid, illegal or ineffective, such provision shall be excluded from this Agreement and the validity, legality and effectiveness of the remaining provisions of this Agreement shall not, for such reason, be affected or compromised in any way.

15.7. This Agreement is for the sole and exclusive benefit of the Parties, their respective successors and authorized assigns, and this Agreement shall not confer upon any third party any prerogative, power, cause of action or right.

15.8. The Parties declare and acknowledge that the obligations under this Agreement may be the subject of specific performance pursuant to Article 784(III) of the Code of Civil Procedure.

15.9. References to any document or other instruments include all its changes, substitutions and consolidations and their complementations, unless expressly provided differently or if the context so indicates.

15.10. In no event shall the LESSEE be liable for indirect damages, lost profits and/or commercial failures of THE LESSOR..

15.11. The provisions of this Agreement supersede all understandings, commitments, facsimiles, letters or prior correspondence relating to the matter dealt with herein.

15.12. This Agreement shall be governed by the Laws of the Federative Republic of Brazil.

15.13. Solution of controvérisa. In the event of any claim or controversy arising out of this Agreement, relating to or arising out of its breach, the Parties shall make their best efforts to resolve the matter in an amicable manner.

15.14. If the Parties do not reach an agreement, disputes between the Parties arising out of this Agreement shall be settled by arbitration, to be conducted in the city of São Paulo, in Portuguese, before an arbitral tribunal consisting of 1 (an arbitrator), in accordance with the regulations of the Chamber of Business Arbitration Brazil - CAMARB (“Arbitration Chamber”) and with this Agreement, especially with the adoption of arbitration of expeditious proceedings.

15.15. Without waiver or prejudice of this arbitration clause, the Parties retain the right to file judicial measures to (a) request injunctions or precautionary measures in order to avoid injury or threat of injury of rights prior to the establishment of the arbitral tribunal; (b) require compliance with this arbitration clause; (c) implement this Instrument or require compliance with the decisions of the arbitral tribunal. To this end, the Parties elect the forum of the city of São Paulo.

15.16. For the purposes of Article 10,§2 of Provisional Measure No. 2002-2, the Parties expressly state that they fully recognize the authenticity, integrity and legal validity of the instrument herein signed by electronic means.

And, BEING SO FAIR AND CONTRACTED,the parties enter into this Agreement in one (1) way of equal content and form, all for one purpose, in the presence of the witnesses signed below.

São Paulo/SP, June 4, 2020.

ENERGEA PALMAS S.A.

Name: André Cavalcanti de Castro

Position: Director

TELEFÓNICA BRASIL S.A.

Name: Position:	Name: Position:

GERA ENERGIA BRASIL S.A

Name: André Cavalcanti de Castro Position: Managing Partner	Name: Ramon de Oliveira Junior Position: Managing Partner

Witnesses:

1.	2.
Name: Rg: Cpf:	Name: Rg: Cpf:

ANNEX I - Financial Conditions: Prices, Billing and Payment

Prices

1.1.	For the lease, the subject of this Agreement, the LESSEE will pay the LESSOR the monthly amount of R$ 8,516.43 (eight thousand, five hundred and sixteen reais and forty-three cents).

1.1.1. The amount provided for in Clause 1.1 includes all direct costs (materials, labor, installation/configuration, administration, social, labor and tax charges, among others) and indirect (fees, insurance, taxes, expenses and customs fees, operational transportation expenses (national and international freight), transportation of materials, goods and people and their insurance, packaging, lodgings, air tickets, road, travel, food, equipment, tools, consumable goods, among others), as well as any input that may influence the same, not being admitted, in any capacity, the collection of additional amounts.

2.	BILLING CONDITIONS

2.1.	The billing(s) to be realized by the LESSOR, in accordance with the prices provided for in item 1.1 of this Annex I, shall only occur after the issuance of the respective orders by the LESSEE. The LESSOR must indicate, at the time of billing, any tax benefits contained in the request or supervenientes to it.

2.2.	Only the charge will be accepted with the prior issuance of Invoice/ Invoice according to applicable legislation. The LESSOR shall issue the collection tax document(s), demonstrating the deduction of any withholdings, if any, in the net amount receivable, which shall contain the information described below, otherwise the respective payment will not be effected:

2.2.1.	Address of the LESSEE.

2.2.2.	Address / Municipality where the Goods are being delivered.

2.2.3.	Postal Address Code (ZIP Code) of the Municipality where the Goods was provided.

2.2.4.	SAP number.

2.2.5.	Purchase Order number and numbers of the respective items and sub-items of the order and the number of the work, when any.

2.2.6.	Spreadsheet containing the description of the Goods as broken down in the order in correspondence with the items and sub-items contained in the invoice.

2.2.7.	Contract Management Area responsible for approving and releasing the payment.

2.2.8.	Account Assignment (account, cost center, cost object).

2.3.	Invoices must be issued on behalf of the LESSEE and/or theisqualifying subsidiary(s) below according to the place where the Goods are supplied:

[

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The foregoing portions of this exhibit, indicated by the redaction boxes, were omitted and have been filed separately with the Securities and Exchange Commission pursuant to the Company’s application requesting confidential treatment pursuant to Rule 406 of the Securities Act of 1933, as amended.

2.4.	The Invoice(s)ãoInvoice(s)issubmitted by the LESSOR shallcontain the order numbers and the supply order number indicated bythe LESSEE.

2.5.	The billing will be made by THE LESSOR upon presentation, in the manner indicated in items 3.2 to 3.5 below, of the collection documents that prove the actual supplies of the Goods, as well as presenting all the information requested by the LESSEE for clarification of the collection, otherwise payment will not be made.

2.6.	Invoices issued in disagreement with the payment terms described in this agreement and its attachments will mischaracterize any delay by the LESSEE.

2.7.	The LESSOR will be responsible for the charges/expenses that the LESSEE may incur due to the presentation of Invoices / Invoices in the JU (single window) outside the period of competence of the same.

3.	PAYMENT TERMS

3.1.	The payment(s) will beãomade after35 (thirty-five) days from the full fulfillment of all the following conditions: (i) delivery by THE LESSOR of the tax and collection documentation in the tool / Locatária Portal referring to 100% (one hundred percent) of each order event; (ii) the adoptionof 100% (one hundred percent) of the obligations relating to each physical event; (iii) approval of said event in the payment system ofthe LESSEE; and (iv) legal contract signed and in force on the date of approval of the physical event inthe LESSEE’s system, subject to the Treasury Cycles, rules and proportions set forth in this Annex

3.1.1.	The “Treasury Cycles” are pre-defined dates by the LESSEE,every six months, for the realization of payments during the month, with a minimum periodicity of 03 (three) times and maximum interval between each Cycle of 15 (fifteen) days. Currently, the days defined for making payments are 04, 12 and 22 of each month or on the first business day following them.

3.1.2.	The LESSOR will be communicated by the LESSEE,at least 30 (thirty) days in advance, at each change of the Treasury Cycles.

3.1.3.	If the payment(s) is scheduled for a different date(s) of the Treasury Cycles, it(s)ãowill beeffected in the Cycle immediately after the scheduled date, without this representing a delay and resulting in a penalty of the LESSEE..

3.1.4.	If any of the Treasury Cycles is on a non-working day, the maturity will be given to the first business day immediately thereafter.

3.2.	Theãoinvoice(s)fiscal(s)will bedelivered wheninserted in the BrNotas tool or other tool(s), as directed by the LESSEE.

3.3.	Access to the BrNotas tool must be via the https://ged360.vivo.com.br/brnotaslink.

3.4.	With this process it will no longer be necessary to send physical documents to LOCATÁRIA. The manual for access and handling of the tool will be made available by the Contract Management Area.

3.5.	If billing occurs in the talonary model, the invoice must be physically delivered to the address below, without the need for electronic delivery mentioned in the previous items:

Delivery Center - SBC

Rua Brasílio Machado, 355 - Térreo - Ferrazópolis

São Bernardo do Campo, SP - Brazil - ZIP Code 09715-140

3.6.	The forwarding of insufficient or incomplete documentation by THE LESSOR will lead to the return, so that the deadline for the corresponding payment will start from the new receipt of the corrected documentation, provided that it is complete and without inaccuracies.

3.7.	The payment(s) will beãomade by the LESSEE through a bank account deposit indicated by the LESSOR in the LESSEE’s Supplier Register. Any changes to the bank account data must be requested from the LESSEE by letter, 15 (fifteen) days in advance, in the LESSOR’s letterhead form, signed by its legal representative(s).

3.7.1.	The proof(s) of bank deposit relating to the payment(s)ãoshall serveas a supporting document(s) of full, general and unrestricted discharge, and no longer fit any kind of charge by the LESSEE to the LESSEE, in any way, relating to the subject matter of this Agreement.

3.7.2.	If it is necessary to send amounts abroad, the Income Tax on the shipment, as well as any other tax charges due will be deducted by the LESSEE from the total amount of the invoice due to the LESSOR.

3.8.	In the event of delays in payments due to the exclusive fault of the LESSEE, the LESSEE will be automatically subject to payment of the principal amount indicated on the respective invoice, plus: (i) moratorium fine of 2% (two percent); (ii) default interest at the rate of 1% (one percent) per month, calculated from the due date of the invoice to the date of effective “pro-rata-die” payment; (iii) monetary correction based on the variation of the adjustmentindex stipulated in the Contract or other index that will replace it, calculated from the due date of the respective invoice to the date of the actual payment “pro-rata-die.

3.8.1.	The LESSOR is not responsible for any types of financial charges arising from late payments, arising from registration divergences not reported by THE LESSOR in a timely manner for the payment of the collection document.

3.8.2.	The moratorium penalties of which item 3.8 is dealt with. will be charged by THE LESSOR by debit note, due on the same date of billing of the month following the payment of the invoice in arrears, and must be paid by the LESSER upon deposit in the bank account of the LESSOR, serving the proof of deposit as proof of payment and receipt of discharge

3.9.	Upon prior notice, the LESSEE is authorized to deduct from the LESSOR’s credits related to this Agreement any credits it has in the face of the LESSOR, regardless of question or protest.

3.9.1.	The Parties agree that, once the LESSOR is liable to the LESSOR as a result of the provision of services related to its economic activity, the LESSEE may offset the LESSOR’s debt with the credits to which it is entitled under this instrument, in accordance with art. 368 and following of the Civil Code.

3.9.2.	No payment will exempt THE LESSOR from the responsibilities of the Agreement, nor will it imply definitive acceptance of the Goods, in whole or in part.

3.10.	Failure to comply in a timely or satisfactorily manner in any of the LESSOR’s obligations, unless in fact proven attributable to THE LESSEE, will give rise to the right to withhold payments under this Agreement until such obligation is satisfactory and fully fulfilled, without prejudice to the application of the penalties provided for in this Agreement.

3.11.	Except in case of formal agreement of the LESSEE, the assignment or transfer of credits to third parties is expressly prohibited, therefore, any and all payment will be made directly to THE LESSOR, exempting the LESSEE from any and all payments or obligations to third parties, for securities collected, discounts, security or other form of circulation or guarantee, including as to rights arising from this , it is established that, under no circumstances, it will accept such securities, which will be returned, incontinenti, to the natural or legal person who has presented them.

3.12.	Considering that the physical and financial consideration of the subject matter of this Agreement is subject to budgetary limits of mandatory compliance by the LESSOR, the LESSOR will have a maximum period of 12 (twelve) months from the issuance of the request for the supply of the Goods and/or Services, to present all the collection documentation relating thereto (Invoice).

3.12.1.	The LESSOR authorizes, from now on, the LESSEE to cancel, after the deadline established above, the request not executed by the LESSOR, in its entirety and the balance remaining to it.

ANNEX II - Description of the Property with its location